UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2026

Commission File Number: 001-42749

POMDOCTOR LIMITED

(Exact name of registrant as specified in its charter)

Yongxu Industrial Park No. 19-23 Hejing Road
Dongsha Street, Liwan District
Guangzhou 510000
People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

Entry into Debt Conversion Agreement

On November 2, 2026, POMDOCTOR LIMITED (the “Company”), entered into a Debt Conversion Agreement (the “Agreement”) with Guangzhou Qilekang Digital Health Medical Technology Co., Ltd., the Company’s PRC operating entity (“Qilekang”), and Zhenyang Shi, the Company’s chairman and chief executive officer (“Mr. Shi”). Pursuant to the Agreement, the Company agreed to issue an aggregate of 33,185,841 Class A ordinary shares, par value US$0.001 per share (the “Shares”), at a conversion price of US$0.452 per Share, to satisfy RMB100,053,000 of indebtedness owed by Qilekang to Mr. Shi (the “Conversion Amount”). The Conversion Amount represents US$15,000,000 at the stipulated exchange rate of US$1.00 to RMB6.6702.

On November 4, 2026, the Company issued all 33,185,841 Shares in accordance with the Agreement. The Shares were issued directly to the recipients, and in the respective amounts, set forth in Schedule A to the Agreement pursuant to Mr. Shi’s irrevocable direction. Issuances to Mr. Shi’s designated recipients were treated, for purposes of the debt conversion, as if the Shares had been issued directly to Mr. Shi and satisfied the corresponding portion of the Conversion Amount. The designated-recipient arrangement was made at Mr. Shi’s request to apply Shares toward satisfaction of certain personal indebtedness owed by him. Upon completion of the issuance, the Conversion Amount was fully satisfied and discharged.

The transaction was reviewed and approved by the disinterested members of the Company’s Audit Committee and by the disinterested directors of the Company’s board of directors.

The Shares were issued in offshore transactions in reliance on Regulation S under the Securities Act of 1933, as amended (the “Securities Act”). The Shares have not been registered under the Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.

The foregoing description of the Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Agreement, which is furnished as Exhibit 10.1 to this Report on Form 6-K.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Debt Conversion Agreement, dated November 2, 2026, by and among POMDOCTOR LIMITED, Guangzhou Qilekang Digital Health Medical Technology Co., Ltd. and Zhenyang Shi.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POMDOCTOR LIMITED

By:	/s/ Zhenyang Shi
Name:	Zhenyang Shi
Title:	Chairman and Chief Executive Officer
Date:	November 4, 2026

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